FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of June, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X        Form 40-F
                              -----               -----



(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                           Yes               No  X
                              -----            -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The announcement on tariff adjustments of Huaneng Power International Inc. (the "Registrant"), made by the Registrant in English on June 29, 2006.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By /s/ Huang Long
                             --------------




                          Name:    Huang Long

                          Title:   Executive Director



Date:    June 29, 2006

                               [GRAPHIC OMITTED]

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

                               (Stock Code: 902)

                        OVERSEAS REGULATORY ANNOUNCEMENT
                             ADJUSTMENTS OF TARIFFS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") announced the adjustments of tariffs of some of its power plants. Pursuant to a notice recently issued by the National Development and Reform Commission (the "NDRC"), the NDRC decided to adjust the on-grid tariffs of the power plants in the power grids of North China, South China, Central China, East China, Northeast and Northwest with effect from 30th June 2006.

The main purpose of adjusting the on-grid tariffs is to resolve the conflict arising from the increase of coal price and the desulphurization renovation of power plants. Key aspects of the plan include the following:

1. Coal-electricity Price Linkage Mechanism (the "Mechanisms") to be implemented to appropriately raise on-grid tariffs

In order to resolve the problem due to the increase of the average coal price in 2005 exceeding the latest estimates as per Mechanisms in the regions where the Company's power plants are located, the increase of the contract price of coal in 2006, and the impact on on-grid tariffs resulted from the two increases in the railway transportation costs in 2005, the on-grid tariffs are to be appropriately raised.

2. On-grid tariffs will be increased as a result of the cost increase due to the installation of the flue-gas desulphurization facilities

In respect of the coal-fired generating units with desulphurization facilities which had been put into operation before the end of 2006 while their on-grid tariffs have not been taken into consideration of the cost of desulphurization, their on-grid tariffs will be increased by RMB15/MWh (including VAT) after passing the examination by the provincial environmental protection departments and obtaining the approval from the provincial pricing bureau.

3. Excess generation tariffs will be abolished for those provinces where excess generation tariffs have been previously applied

Such abolition will be implemented in the South Hebei Grid, Hunan Province and Gansu Province where the Company's power plants are located.

According to the above-mentioned approved tariff adjustment plan, the average on-grid tariffs (including VAT) of the Company's coal-fired power plant will be increased by RMB9/MWh (exclusive of tariff increase for desulphurization) with effect from 30th June 2006.

Pursuant to a document in respect of the tariff adjustments issued by the NDRC, the on-grid tariffs of the Company's power plants will be adjusted as follow:


-----------------------------------------------------------------------------------------------------------------------
                                  On-grid Tariff
                                          before                                 On-grid Tariff
                                      Adjustment                    Change      after Adjustment           Remark
      Power Plants                     (RMB/MWh)                 (RMB/MWh)             (RMB/MWh)
                                 (VAT Inclusive)           (VAT Inclusive)       (VAT Inclusive)
-----------------------------------------------------------------------------------------------------------------------
Liaoning Province
-----------------------------------------------------------------------------------------------------------------------
Dalian                   -                            Increase RMB15.1/MWh    -
Dandong                  -                            as a result of the      -
Yingkou                  -                            Mechanisms              -
-----------------------------------------------------------------------------------------------------------------------
Guangdong Povince
-----------------------------------------------------------------------------------------------------------------------
Shantou Coal-fired                        468.51                     29.20               497.71   Inclusive of tariff
Phase I                                                                                           increase of RMB15
                                                                                                  for desulphurization
-----------------------------------------------------------------------------------------------------------------------
Shantou Coal-fired                        439.00                     14.20               453.20   -
Phase II
-----------------------------------------------------------------------------------------------------------------------
Jiangsu Province
-----------------------------------------------------------------------------------------------------------------------
Nantong                                   355.70                     15.50               371.20   Inclusive of tariff
                                                                                                  increase of RMB7.5
                                                                                                  for desulphurization
                                                                                                  (700MW
                                                                                                  desulphurized), to be
                                                                                                  implemented
-----------------------------------------------------------------------------------------------------------------------
Nanjing                                   355.70                     8.000               363.70   -
-----------------------------------------------------------------------------------------------------------------------
Taicang                                   384.20                     6.500               390.70   Inclusive of tariff
                                                                                                  increase of RMB2.5
                                                                                                  for desulphurization
                                                                                                  (300MW
                                                                                                  desulphurized), to be
                                                                                                  implemented
-----------------------------------------------------------------------------------------------------------------------
Huaiyin Phase I                           359.70                     19.00               378.70   Inclusive of tariff
                                                                                                  increase of RMB15
                                                                                                  for desulphurization,
                                                                                                  to be implemented
-----------------------------------------------------------------------------------------------------------------------
Huaiyin Phase II                          385.70                      4.00               389.70   -
-----------------------------------------------------------------------------------------------------------------------
Shandong Province
-----------------------------------------------------------------------------------------------------------------------
Dezhou Phase II                           355.50                     25.90               381.40   Inclusive of tariff
                                                                                                  increase of RMB15
                                                                                                  for desulphurization,
                                                                                                  to be implemented
-----------------------------------------------------------------------------------------------------------------------
Dezhou Phase I and III                    355.50                     10.90               366.40   -
-----------------------------------------------------------------------------------------------------------------------
Jining Unit 3 and 4                       310.00                     20.90               330.90   -
-----------------------------------------------------------------------------------------------------------------------
Jining Unit 5 and 6                       360.00                     10.90               370.90   -
-----------------------------------------------------------------------------------------------------------------------
Weihai                                    400.00                      6.00               406.00   -
-----------------------------------------------------------------------------------------------------------------------
Xindian                                   345.00                     10.90               355.90   -
-----------------------------------------------------------------------------------------------------------------------
Rizhao                                    396.40                     10.90               407.30   -
-----------------------------------------------------------------------------------------------------------------------
Shanghai
-----------------------------------------------------------------------------------------------------------------------
Shidongkou I                              358.00                     13.70               371.70   Inclusive of tariff
                                                                                                  increase of RMB15
Shidongkou II                             358.00                     13.70               371.70   for desulphurization
                                                                                                  for Shidongkou I. In
                                                                                                  order to keep the
                                                                                                  tariff level of the two
                                                                                                  plants consistent, the
                                                                                                  tariffs of both power
                                                                                                  plants will be
                                                                                                  increased by
                                                                                                  RMB7.5, to be
                                                                                                  implemented
-----------------------------------------------------------------------------------------------------------------------
Hebei South Grid
-----------------------------------------------------------------------------------------------------------------------
Shangan                                   341.00                      9.50               350.50   -
-----------------------------------------------------------------------------------------------------------------------
Zhejiang Province
-----------------------------------------------------------------------------------------------------------------------
Changxing                                 403.80                      9.50               413.30   -
-----------------------------------------------------------------------------------------------------------------------
Shanxi Province
-----------------------------------------------------------------------------------------------------------------------
Yushe Phase I                             308.00                     16.40               324.40   -
-----------------------------------------------------------------------------------------------------------------------
Yushe Phase II                            259.00                     16.40               275.40   -
-----------------------------------------------------------------------------------------------------------------------
Henan Province
-----------------------------------------------------------------------------------------------------------------------
Qinbei                                    321.00                     13.20               334.20   -
-----------------------------------------------------------------------------------------------------------------------
Chongqing Municipal
-----------------------------------------------------------------------------------------------------------------------
Luohuang                                  308.00                     14.40               322.40   -
-----------------------------------------------------------------------------------------------------------------------
Hunan Province
-----------------------------------------------------------------------------------------------------------------------
Yueyang Phase I                           369.00                     18.50               387.50   -
-----------------------------------------------------------------------------------------------------------------------
Yueyang Phase II                          384.00                     18.50               402.50   -
-----------------------------------------------------------------------------------------------------------------------
Jiangxi Province
-----------------------------------------------------------------------------------------------------------------------
Jinggangshan                              365.00                     13.00               378.00   -
-----------------------------------------------------------------------------------------------------------------------
Gansu Province
-----------------------------------------------------------------------------------------------------------------------
Pingliang                                 230.30                      8.80               239.10   -
-----------------------------------------------------------------------------------------------------------------------

                                                                                      By Order of the Board
                                                                                            Huang Long
                                                                                          Vice Chairman

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                                Qian Zhongwei
(Executive Director)                       (Independent non-executive director)
Huang Yongda                               Xia Donglin
(Non-Executive Director)                   (Independent non-executive director)
Na Xizhi                                   Liu Jipeng
(Executive Director)                       (Independent non-executive director)
Huang Long                                 Wu Yusheng
(Executive Director)                       (Independent non-executive director)
Wu Dawei                                   Yu Ning
(Non-executive Director)                   (Independent non-executive director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
29th June, 2006